UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2021

Commission File Number: 001-38746

Taiwan Liposome Company, Ltd

(Translation of registrant’s name into English)

Taiwan Liposome Company, Ltd.

11F-1, No. 3 Yuanqu Street

Nangang District,

Taipei City, Taiwan 11503

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Rescheduled 2021 Annual General Meeting

On July 5, 2021, Taiwan Liposome Company, Ltd. (the “Company”) made an announcement on the Taipei Exchange’s Market Observation Post System that the Company's Board of Directors has set the date of the previously postponed annual shareholders’ meeting of the Company, which was delayed pursuant to certain measures taken by the Republic of China’s Financial Supervisory Commission due to the COVID-19 pandemic. The Company’s 2021 Annual General Meeting will be convened at 7F., No. 3, Yuanqu Street, Nangang District, Taipei City at 9:00 a.m. on August 19, 2021 (the “Rescheduled Meeting”). The venue will be changed to 3F., No. 166, Jingmao 2nd Rd., Nangang Dist., Taipei City under the circumstances that the pandemic treat level is revised down by the National Health Command Center, and will follow the instruction of competent authority, right before August 3, 2021. Shareholders who were eligible to attend the previously announced June 29, 2021 shareholders' meeting have the right to attend the Rescheduled Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAIWAN LIPOSOME COMPANY, LTD.

Date: July 7, 2021	By:	/s/ George Yeh
Name: George Yeh
Title: President